STATEMENT OF INVESTMENTS
Dreyfus Premier Balanced Opportunity Fund
February 28, 2006 (Unaudited)

Common Stocks--69.7%	Shares	Values ($)
Consumer Discretionary--13.9%		
Cabela's, Cl. A	775,000 a,b	14,655,250
Career Education	620,000 b	20,360,800
Corinthian Colleges	2,150,000 a,b	27,864,000
Interpublic Group of Cos.	700,000 a,b	7,252,000
Kohl's	265,000 a,b	12,749,150
Liberty Media, Cl. A	550,000 b	4,532,000
Time Warner	600,000	10,386,000
Viacom, Cl. B	200,000 b	7,992,000
Wal-Mart Stores	370,000	16,783,200
		122,574,400
Consumer Staples--3.3%		
Coca-Cola	300,000	12,591,000
Nestle, ADR	220,000	16,174,621
		28,765,621
Energy--4.2%		
Chevron	335,000	18,920,800
Exxon Mobil	305,000	18,107,850
		37,028,650
Financial--15.0%		
American International Group	315,000 a	20,903,400
Bank of America	380,000	17,423,000
Berkshire Hathaway, Cl. A	150 b	13,020,000
Citigroup	335,000	15,533,950
Doral Financial	900,000	10,044,000
Fannie Mae	440,000	24,059,200
JPMorgan Chase & Co.	395,000	16,250,300
Marsh & McLennan Cos.	525,000	16,227,750
		133,461,600
Health Care--14.0%		
Cardinal Health	370,000	26,862,000
Johnson & Johnson	180,000	10,377,000
McKesson	165,000	8,931,450
Merck & Co.	430,000	14,989,800
Pfizer	1,050,000	27,499,500
Wright Medical Group	625,000 b	12,081,250
Wyeth	240,000	11,952,000
Zimmer Holdings	156,000 b	10,792,080
		123,485,080
Industrial--6.4%		
Apollo Group, Cl. A	310,700 b	15,342,366
Cendant	800,000 a	13,296,000
General Electric	560,000	18,407,200
Tyco International	361,600	9,325,664
		56,371,230
Information Technology--12.9%		
BISYS Group	1,000,000 b	14,110,000
Dell	220,000 b	6,380,000
Electronic Data Systems	1,000,000	26,700,000
First Data	320,000	14,441,600
Fiserv	377,000 b	15,645,500
Microsoft	1,100,000	29,590,000
Unisys	1,100,000 b	7,348,000
		114,215,100
Total Common Stocks		

| | (cost $565,593,884) | | | | 615,901,681 |

Preferred Stocks--2.3%				Shares	Values ($)
Consumer Discretionary--.5%					
General Motors Corp.,					
Cum., $1.84				300,000	**4,632,000**
Financial--1.2%					
Citigroup Capital VII,					
Cum., $1.78				300,000	7,621,890
General Motors Acceptance Corp.,					
Cum., $1.83				112,800	2,321,424
					9,943,314
Telecommunication Services--.6%					
Verizon South,					
Ser. F, Cum. $1.75				220,000	**5,616,886**
Total Preferred Stocks					
(cost $22,712,562)					**20,192,200**

Bonds and Notes--27.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Values ($)
Consumer Discretionary--3.3%				
Ford Motor,				
Notes	7.25	10/1/08	500,000	438,750
Ford Motor,				
Notes	8.88	4/1/06	1,015,000	1,017,538
General Motors,				
Notes	7.10	3/15/06	1,650,000 a	1,650,000
Johnson Controls,				
Sr. Notes	5.25	1/15/11	2,000,000	1,987,606
Johnson Controls,				
Notes	6.30	2/1/08	2,000,000	2,033,146
Liberty Media,				
Notes	3.50	9/25/06	7,000,000	6,948,641
Tribune,				
Unscd. Notes	4.88	8/15/10	5,000,000 a	4,838,760
Wal-Mart Stores,				
Sr. Notes	6.88	8/10/09	10,000,000	10,580,510
				29,494,951
Consumer Staples--1.8%				
HJ Heinz,				
Notes	6.00	3/15/08	5,000,000 a	5,050,700
Kraft Foods,				
Notes	4.63	11/1/06	10,450,000	10,416,288
				15,466,988
Financial--9.9%				
Bank of America,				
Sr. Notes	4.38	12/1/10	665,000 a	643,807
Bank of America,				
Sub. Notes	7.13	3/1/09	3,200,000	3,370,979
Bear Stearns Cos.,				
Sr. Unsub. Notes, Ser. INC1	3.50	2/15/09	1,182,000	1,115,593
Caterpillar Financial Services,				
Notes, Ser. F	3.70	8/15/08	5,000,000	4,836,500
Citicorp,				
Sub. Notes, Ser. F	6.38	11/15/08	5,000,000	5,163,450
Ford Motor Credit,				
Notes	4.68	3/13/07	55,000 c	51,320
Ford Motor Credit,				
Notes	5.35	9/28/07	160,000 c	151,990
General Electric Capital,				
Notes, Ser. A	6.13	2/22/11	10,000,000 a	10,408,560
General Electric Capital,				

Debs.	8.75	5/21/07	1,540,000	1,605,438
General Motors Acceptance,				
Notes	6.13	9/15/06	5,000,000 a	4,940,210
General Motors Acceptance,				
Notes	6.13	2/1/07	74,000 a	72,352
General Motors Acceptance,				
Bonds	6.15	4/5/07	2,000,000	1,937,972
General Motors Acceptance,				
Notes	6.75	12/1/14	203,000 a	179,622
General Motors Acceptance,				
Notes, Ser. SMN	7.20	12/15/06	2,000,000	1,934,702
Goldman Sachs Group,				
Notes,	7.35	10/1/09	10,000,000	10,695,030
HSBC Finance,				
Sr. Unscd. Notes, Ser. NOTz	4.45	9/15/08	2,500,000	2,463,035
International Lease Finance,				
Notes, Ser. MTNO	4.55	10/15/09	4,000,000	3,911,356
International Lease Finance,				
Unscd. Unsub. Notes	4.75	7/1/09	10,015,000	9,838,766
Loews,				
Notes	6.75	12/15/06	2,000,000	2,016,386
Marsh & McLennan Cos.,				
Sr. Notes	7.13	6/15/09	5,000,000	5,235,920
Marsh and McLennan Cos.,				
Sr. Notes	5.38	3/15/07	10,000,000	9,990,030
Prudential Financial,				
Sr. Notes, Ser. NOT1	4.00	1/15/09	4,000,000	3,894,744
Wachovia,				
Sub. Notes	6.40	4/1/08	2,000,000	2,053,418
Wells Fargo Bank NA,				
Unscd. Sub. Notes	7.55	6/21/10	1,000,000	1,094,413
				87,605,593
Health Care--.9%				
Pharmacia,				
Notes	5.88	12/1/08	7,500,000	**7,656,232**
Industrial--1.8%				
Cardinal Health,				
Notes	6.25	7/15/08	4,000,000	4,069,388
Cardinal Health,				
Notes	6.75	2/15/11	10,925,000	11,545,649
US Airways,				
Enhanced Equip. Notes, Ser. C	8.93	10/15/09	114,798 d,e	11
				15,615,048
Information Technology--.6%				
First Data,				
Notes	3.90	10/1/09	5,000,000	4,776,865
Oracle,				
Sr. Notes	6.91	2/15/07	945,000	959,212
				5,736,077
Materials--.2%				
Chevron Phillips Chemical,				
Notes	5.38	6/15/07	1,500,000	**1,496,925**
Telecommunication Services--2.6%				
AT & T,				
Notes	5.75	5/2/06	5,000,000	5,005,235
GTE North,				
Debs., Ser. D	6.90	11/1/08	7,000,000	7,197,547
GTE Northwest,				
Unscd. Debs., Ser. C	6.30	6/1/10	1,055,000	1,067,527
New Cingular Wireless Services,				
Sr. Notes	7.88	3/1/11	8,000,000	8,880,288

Pacific Bell,				
Notes	6.13	2/15/08	1,000,000 a	1,011,574
				23,162,171

U.S. Government Agencies--4.5%

Federal Home Loan Bank System,				
Bonds	3.25	8/11/06	10,000,000	9,929,790
Federal Home Loan Bank System,				
Bonds	4.50	7/12/10	10,300,000	10,159,683
Federal Home Loan Mortgage Corp.,				
Notes	3.75	4/15/07	6,000,000	5,923,524
Federal Home Loan Mortgage Corp.,				
Notes	4.75	12/8/10	5,000,000	4,960,750
Federal National Mortgage				
Association, Notes, Ser. 1	5.00	7/27/15	8,675,000	8,557,246
				39,530,993

U.S. Government Agencies/Mortgage-Backed--.0%

Federal Home Loan Mortgage Corp.				
5.50%			29,744 f	29,540
Federal National Mortgage Association				
5.50%			121,505 f	120,580
6.00%			133,380 f	134,796
8.00%			1,982 f	2,118
				287,034

U.S. Government Securities--1.4%

U.S. Treasury Notes,	4.25	10/15/10	13,000,000 a	**12,802,400**
Utilities--.3%				
Wisconsin Energy,				
Sr. Notes	5.88	4/1/06	886,000	886,453
Wisconsin Power & Light,				
Notes	7.00	6/15/07	1,500,000	1,529,409
				2,415,862

Total Bonds and Notes				
(cost $244,550,300)				**241,270,274**

Investment of Cash Collateral for			
Securities Loaned--6.4%		**Shares**	**Values ($)**
Registered Investment Company;			
Dreyfus Institutional Cash			
Advantage Plus Fund			
(cost $56,346,979)		56,346,979 g	**56,346,979**

Total Investments (cost $889,203,725)	105.7%	933,711,134
Liabilities, Less Cash and Receivables	(5.7%)	(49,995,147)
Net Assets	100.0%	883,715,987

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At February 28, 2006, the total market value of the fund's securities on
    loan is $53,949,570 and the total market value of the collateral held by the fund is $56,346,979.
b   Non-income producing security
c   Variable rate security--interest rate subject to periodic change.
d   Non-income producing--security in default.
e   The value of this security has been determined in good faith under the direction of the Board of Directors.
f   Purchased on a forward commitment basis.
g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Blue Chip Fund
February 28, 2006 (Unaudited)

Common Stocks--99.1%	Shares	Values ($)
CONSUMER DISCRETIONARY--21.8%		
Cabela's, Cl. A	40,000 a	756,400
Corinthian Colleges	110,000 a	1,425,600
Interpublic Group of Cos.	97,000 a	1,004,920
Kohl's	13,500 a	649,485
Liberty Media, Cl. A	69,000 a	568,560
Time Warner	32,000	553,920
Viacom, Cl. B	12,500 a	499,500
Wal-Mart Stores	16,200	734,832
		6,193,217
CONSUMER STAPLES--5.9%		
Coca-Cola	26,500	1,112,205
Nestle, ADR	7,500	551,408
		1,663,613
ENERGY--2.0%		
Chevron	5,300	299,344
Exxon Mobil	4,600	273,102
		572,446
FINANCIAL--22.4%		
American International Group	19,800	1,313,928
Bank of America	11,000	504,350
Berkshire Hathaway, Cl. B	300 a	866,400
Citigroup	5,800	268,946
Doral Financial	49,500	552,420
Fannie Mae	18,200	995,176
Freddie Mac	4,000	269,560
JPMorgan Chase & Co.	9,300	382,602
Marsh & McLennan Cos.	40,000	1,236,400
		6,389,782
HEALTH CARE--20.1%		
Bristol-Myers Squibb	21,800	503,580
Cardinal Health	16,500	1,197,900
Johnson & Johnson	8,000	461,200
McKesson	6,500	351,845
Merck & Co.	24,500	854,070
Pfizer	44,500	1,165,455
Wright Medical Group	35,700 a	690,081
Wyeth	9,500	473,100
		5,697,231
INDUSTRIAL--4.9%		
Cendant	37,500	623,250
General Electric	10,000	328,700
Tyco International	17,000	438,430
		1,390,380
INFORMATION TECHNOLOGY--17.1%		
BISYS Group	64,000 a	903,040
Electronic Data Systems	47,000	1,254,900
First Data	12,000	541,560
Lexmark International, Cl. A	10,000 a	470,900
Microsoft	51,500	1,385,350
Unisys	44,500 a	297,260
		4,853,010

SERVICES--4.9%		
Career Education	42,500 a	**1,395,700**
Total Common Stocks		
(cost $26,052,725)		**28,155,379**

Other Investment--.7%	**Shares**	**Values ($)**
REGISTERED INVESTMENT COMPANY;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $188,000)	188,000 b	**188,000**
Total Investments (cost $26,240,725)	**99.8%**	**28,343,379**
Cash and Receivables (Net)	**.2%**	**55,234**
Net Assets	**100.0%**	**28,398,613**

ADR - American Depository Receipts

a Non-income producing security.

b Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Select Fund
February 28, 2006 (Unaudited)

Common Stocks--99.3%	Shares	Values ($)
CONSUMER DISCRETIONARY--12.4%		
Cabela's, Cl. A	65,000 a	1,229,150
Interpublic Group of Cos.	137,000 a	1,419,320
Liberty Media, Cl. A	87,000 a	716,880
Time Warner	30,000	519,300
		3,884,650
CONSUMER STAPLES--4.3%		
Coca-Cola	32,000	**1,343,040**
FINANCIAL--24.5%		
American International Group	20,000	1,327,200
Berkshire Hathaway, Cl. A	16 a	1,388,800
Doral Financial	112,000	1,249,920
Fannie Mae	42,000	2,296,560
Marsh & McLennan Cos.	47,000	1,452,770
		7,715,250
HEALTH CARE--19.8%		
Bristol-Myers Squibb	24,000	554,400
Cardinal Health	12,500	907,500
Johnson & Johnson	15,000	864,750
Merck & Co.	28,000	976,080
Pfizer	65,000	1,702,350
Wright Medical Group	63,000 a	1,217,790
		6,222,870
INDUSTRIAL--22.4%		
Career Education	87,000 a	2,857,080
Cendant	40,000	664,800
Corinthian Colleges	270,000 a	3,499,200
		7,021,080
INFORMATION TECHNOLOGY--15.9%		
BISYS Group	73,000 a	1,030,030
Electronic Data Systems	55,000	1,468,500
First Data	12,000	541,560
Lexmark International, Cl. A	23,000 a	1,083,070
Microsoft	32,000	860,800
		4,983,960
Total Common Stocks		
(cost $28,280,545)		**31,170,850**

Other Investment--.4%	Shares	Values ($)
REGISTERED INVESTMENT COMPANY;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $113,000)	113,000 b	**113,000**
Total Investments (cost $28,393,545)	**99.7%**	**31,283,850**
Cash and Receivables (Net)	**.3%**	**102,886**
Net Assets	**100.0%**	**31,386,736**

a   Non-income producing security.
b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.